*FOIA Confidential Treatment Request*

Confidential Treatment Requested by

Par Pacific Holdings, Inc. (11092017)

December 15, 2017

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Attention:	Mr. Karl Hiller
Ms. Jenifer Gallagher
Ms. Kimberly Calder
Mr. John Hodgin

Re:	Par Pacific Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed March 7, 2017
File No. 001-36550

Dear Ladies and Gentlemen:

This letter is in response to your letter dated November 9, 2017, to Par Pacific Holdings, Inc. (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above referenced Annual Report on Form 10-K for the Year Ended December 31, 2016 (the “Form 10-K”). For your convenience, the response is preceded by the Staff’s comment.

Form 10-K for the Fiscal Year ended December 31, 2016

Properties, page 35

Proved Undeveloped Reserves, page 37

1.	We note that in response to prior comment 2, you state that Laramie Energy and its reserve engineer change the classification of wells from undeveloped to developed status when such wells are completed in accordance with the definition of developed oil and gas reserves in Rule 4-10(a)(6) of Regulation S-X. However, you also indicate that the reserves you report as proved undeveloped are those for which a drill or spud date, rather than a completion date, is scheduled to occur within the five year period that follows the date of initial disclosure.

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In order to report proved undeveloped reserves, the criteria in Rule 4-10(a)(31)(ii) of Regulation S-X, requires that you have adopted a development plan indicating the locations are scheduled to be drilled within five years of initial disclosure, which should entail completion of the well, as described in Item 1205(b)(3) of Regulation S-K. The guidance in Item 1205(b)(4) of Regulation S-K clarifies that “…wells drilled refers to the number of wells completed,” while Item 1203(d) of Regulation S-K, requires disclosure when “proved undeveloped reserves … remain undeveloped for five years or more after disclosure as proved undeveloped reserves.” In other words, this should encompass any locations for which the wells have not been completed within five years of initial disclosure of the proved undeveloped reserves.

Please tell us if you continue to classify the reserves for wells once spud as undeveloped, and subsequently change the reserves classification from undeveloped to developed status after the well is completed. Alternatively, if you classify the reserves as developed once spud, regardless of any subsequent completion date, tell us the revisions necessary to conform with the guidance outlined above.

Response. For purposes of Rule 4-10(a)(31)(ii) of Regulation S-X and related Compliance and Disclosure Interpretations (“C&DI”), Laramie Energy, LLC (“Laramie Energy”) historically classified reserves as proved undeveloped (“PUD”) based on the spud date rather than the completion date.

We believe that this historical application and interpretation of Rule 4-10(a)(31)(ii) of Regulation S-X and related CD&I was reasonable because Rule 4-10(a)(31)(ii) refers only to reserves that are “scheduled to be drilled within five years” and Regulation S-X does not provide further guidance regarding whether “drilled” for this purpose means that development activities must be initiated (or planned to be initiated) within five years of initial disclosure, or that all necessary development activities must be completed within five years of initial disclosure. In addition, Question 131.06 of the C&DI specifically states that “scheduled to be drilled” and the “initiation of development activities” have consistent meaning when applying Rule 4-10(a)(31)(ii). We did not consider the guidance in Item 1205(b)(4) of Regulation S-K with respect to “wells drilled” to be applicable as Item 1205 explicitly states that the definitions in Item 1205(b) apply only to the disclosures required by Item 1205.

However, in light of the Staff’s comment and our recent discussion with the Staff, we intend to exclude from PUD reserves any reserves associated with wells that are not planned to be spud and completed within five years of initial disclosure. We propose to make this change prospectively beginning with our December 31, 2017 year-end reserves determination and disclosure.1

[1]	We note that the PV10 value of the Company’s share of Laramie Energy’s PUDs that are not scheduled to be drilled and completed within five years of initial booking was $1,750,900 as of December 31, 2016. These PUDs represented approximately 4.6% of the Company’s share of Laramie Energy’s PUD PV10 and 1.2% of its total proved PV10 as of December 31, 2016, which the Company does not consider material.

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2.	We note the response to prior comment 2 indicates that Laramie Energy typically drills and sets casing for its wells within a week of the scheduled drill/spud date and typically completes its drilled wells within three to six months of the drill date. Please address the following points:

•	Identify any factors that influence or control the time interval between the spud and completion dates.

Response. Factors that influence the time interval between spud and completion dates include the number of wells drilled on each well pad, well pad dimensions and related logistics (i.e., the size of each well pad and the location of well pads relative to each other), worker availability, water availability, and weather. These logistics may also result in wells not being completed in the same order as drilled.

•	Tell us the reasons for the reduced time interval ranging from 46 to 91 days for the 19 wells identified in your Form 10-K at December 31, 2016, the 11 wells identified in footnote 1 to Exhibit B provided in the response dated July 25, 2017, and the four wells noted in prior comment 3.

Response. The reduced time interval is primarily due to the well count on the well pad and the location of well pads relative to each other. Well pads located more closely together are generally completed more quickly.

•	Indicate how you have determined that the time interval for the referenced group of wells is reasonably certain to occur as you now forecast, and address the likelihood that these dates could vary significantly.

Response. Laramie Energy estimates the time interval between spud date and well completion date based on the correlation between increased well count and the reduced pace of its historical completions activity. In other words, as the number of wells scheduled to be completed in a given year increases, Laramie generally expects it will take longer to complete each well.

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Laramie generally enters into services contracts with completions crews based on its estimated completions timing, with most contracts lasting for between three and six months. Since Laramie generally completes all of its wells within six months, Laramie does not expect any variation from its schedule to be material. Nevertheless, the potential for variance is greater in years that forecast significantly higher levels of development activity (e.g., 2019), so certain wells may be scheduled to be completed more than six months after being spud during such years.

3.	We note the response to prior comment 2 indicates that Laramie Energy has drilled a total of 64 wells to date in 2017. Please address the following points:

•	Tell us the number of drilling rigs utilized by Laramie Energy during 2017 to drill the 64 wells, and the extent to which the number of such rigs is planned to increase or decrease during the remainder of 2017 and for 2018.

Response. Laramie Energy began 2017 with one drilling rig and added a second drilling rig in May of 2017. [****]

•	Specify the number of the 64 wells that were proved undeveloped locations and the extent to which such locations were (i) part of the 2017 development plan adopted at December 31, 2016, or (ii) scheduled for development in other future periods as of December 31, 2016, but were advanced.

Response. Of the 64 wells drilled as of the date of our response dated August 30, 2017, 22 were PUD locations that were scheduled for development in future periods but were advanced to 2017.

The remainder of the 64 wells were not PUDs and were not included in Laramie Energy’s 2017 development plan, but were advanced to 2017 for the reasons described in the response to the following bullet.

•	Describe and explain the reasons for any changes to date in the development schedule relating to the proved undeveloped locations that were scheduled for drilling during 2017, in the December 31, 2016 development plan.

Response. Of the 31 PUD reserve locations included in Laramie Energy’s 2017 development plan, nine were completed in 2017 and 22 were postponed and replaced with alternative PUD wells that had more favorable economics or that were more favorably located relative to existing infrastructure. Laramie Energy

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renegotiated its gathering and processing contract with its primary gathering and processing counterparty and modified its 2017 development plan to take advantage of the cost reductions provided in the areas and with respect to certain locations covered by the renegotiated contract. In addition, unusually dry weather and a permitting delay associated with Laramie Energy’s construction of a water storage pond caused Laramie Energy to modify its 2017 development plan to develop certain probable wells rather than PUD wells. Each of these 22 postponed PUD reserve locations will be changed from PUD to probable in Laramie Energy’s 2017 year end reserve report as Laramie Energy no longer anticipates that the locations will be completed within five years.

•	Provide us with a schedule showing the actual spud and completion dates for all PUD wells drilled to date in 2017, and the planned spud and completion dates for any of the 31 PUD wells that were scheduled for development during 2017 that have not yet been drilled and completed.

Response. In response to the Staff’s comment, the Company is providing the Staff supplementally with the requested information. Please note that such information is being furnished to the Staff under separate cover pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, and under the Freedom of Information Act and is not being filed electronically as part of this letter.

4.	We note that over the four year period since your initial disclosure of proved undeveloped reserves beginning December 31, 2012, that you have converted approximately 0%, 0%, 0.6% and 1.4%, respectively, of the opening balance of your total proved undeveloped reserves to developed status.

To facilitate our understanding of how the level of commitment to the development plans underlying your disclosure of proved undeveloped reserves compares to the reasonable certainty criteria utilized in our reserve definitions, please provide us with a rollforward of the proved undeveloped locations by year of initial disclosure beginning with December 31, 2012 and for each subsequent period, including each fiscal year-end, through December 31, 2016, and the subsequent interim period.

Each annual schedule should specify the net reserves, PV10 and the anticipated completion date corresponding to each of the proved undeveloped locations disclosed at that year-end. The schedule should also identify any previously disclosed locations that were removed in the current reporting period and the reason for the change, e.g. converted to developed status, removed due to changes in a previously adopted development plan, removed due to exceeding the five year development time period, removed as uneconomic based on current year-end commodity prices.

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Response. In response to the Staff’s comment, the Company is providing the Staff supplementally with the requested information. Please note that such information is being furnished to the Staff under separate cover pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, and under the Freedom of Information Act and is not being filed electronically as part of this letter. Please see our response to comment 5 below for a description of the various factors that have resulted in the low conversion rates as noted by the Staff.

5.	Please additionally provide us with a schedule by year beginning with December 31, 2012 and for each subsequent year-end, through December 31, 2016 showing:

•	The total number of gross proved undeveloped locations at each balance sheet date that were scheduled to be drilled and completed and the total number of such locations that were actually drilled and completed in the subsequent twelve month period.

Response. In response to the Staff’s comment, the Company is providing the Staff supplementally with the requested information. Please note that such information is being furnished to the Staff under separate cover pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, and under the Freedom of Information Act and is not being filed electronically as part of this letter.

•	The total capital expenditure amounts relating to the proved undeveloped locations that were scheduled to be drilled and completed in the subsequent twelve month period and the actual amounts incurred in the subsequent twelve month period.

Response. In response to the Staff’s comment, the Company is providing the Staff supplementally with the requested information. Please note that such information is being furnished to the Staff under separate cover pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, and under the Freedom of Information Act and is not being filed electronically as part of this letter.

•	The total number of gross non-proved undeveloped locations at each balance sheet date that were drilled and completed in the prior twelve month period.

Response. In response to the Staff’s comment, the Company is providing the Staff supplementally with the requested information. Please note that such information is being furnished to the Staff under separate cover pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, and under the Freedom of Information Act and is not being filed electronically as part of this letter.

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•	The total capital expenditure amounts incurred relating to the non-proved undeveloped locations that were drilled and completed in the prior twelve month period.

Response. In response to the Staff’s comment, the Company is providing the Staff supplementally with the requested information. Please note that such information is being furnished to the Staff under separate cover pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, and under the Freedom of Information Act and is not being filed electronically as part of this letter.

•	The number of drilling/completion rigs that were scheduled to be utilized at the balance sheet date and the number of such rigs actually utilized during the subsequent twelve month period.

Response. In response to the Staff’s comment, the Company is providing the Staff supplementally with the requested information. Please note that such information is being furnished to the Staff under separate cover pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, and under the Freedom of Information Act and is not being filed electronically as part of this letter.

•	Detailed explanations for all material changes to the previously scheduled activities.

Response. [****]

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Please call the undersigned at (832) 916-3386 with any additional comments or questions you may have.

Very truly yours,

/s/ J. Matthew Vaughn

J. Matthew Vaughn
Senior Vice President and General Counsel